Salamon Group, Inc.

4080 Paradise Road, #15-901

Las Vegas, Nevada 89169

November 18, 2010

Via EDGAR

David Burton

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Burton:

Re:       Salamon Group, Inc. (the “Company”)

            Item 4.01 Form 8-K

            Filed November 12, 2010

            File No. 0-50530

I am President of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response.

Form 8-K Filed November 12, 2010

1.

Please amend the filing by providing the complete form for Form 8-K, including the face/cover page of the report.  Refer to the general instructions for Form 8-K.

ANSWER:  The filing has been amended to include the face/cover page of the report.

2.

To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

ANSWER:  An exhibit 16 letter from the former accountant has been filed with the amended report.

Further, the Company wishes to acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact the writer if you have any further questions.

Yours truly,

SALAMON GROUP, INC.

Per: /s/ John Salamon

John Salamon

President & C.E.O.